Annex A

G Yb b aZ f T fgbYg k Vhgi bYYV ef Ta WWe Vgbef bY5 TV EbV aV Vb Vgi l g 6bi e W
C efbaf f ggaZ Ybeg g ce f agce aVcT bWhcTgba be c bl agTaWg aT ce aVcT Uhf a ff TaW
TWWe ff bYTal Vbec beTgba be bg e beZTa mTgba a V fhV c bl ag f VbaWhVg WTaWVgmaf c Ybe TV
fhV c efba

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
The aV 7 9 a	6 Te Ta TaW6 Y8k Vhgi BYYVe	5 TV EbV aV (#; hWfba LTeW A Lbe AL ###	H F
EbU egF Tc gb	Ce f Wag	5 TV EbV aV (#; hWfba LTeW A Lbe AL ###	H F
Fgc a 6b a	F a be TaTZaZ7 e Vgbe TaW6 YCebWhVgBYYVe	5 TV EbV aV 7 eTc ef TeWaf G ebZ begba 4 i ah baWba 8 6 A 7 Ha g W aZWb	H
TeV6 b eV eb	TaTZaZ7 e Vgbe 6 Y4 WbhagaZ BYYVe TaW bUT 6 bageb e	5 TV EbV aV (#; hWfba LTeW A Lbe AL ###	H F
EbU eg b Wg a	F a be TaTZaZ7 e Vgbe TaW6 YBc eTgaZ BYYVe	5 TV EbV aV (#; hWfba LTeW A Lbe AL ###	H F
6Teb a ; e	F a be TaTZaZ7 e Vgbe TaW bUT ; TWbY ; h Ta E fbheVf	5 TV EbV aV (#; hWfba LTeW A Lbe AL ###	H F
E V TeW hf	F a be TaTZaZ7 e Vgbe TaW; TWbYg CbegYb b TaTZ ag ebhc	5 TV EbV aV (#; hWfba LTeW A Lbe AL ###	H F
ETV beW	F a be TaTZaZ7 e Vgbe TaW; TWbY ag eaTgbaT	5 TV EbV aV 7 eTc ef TeWaf G ebZ begba 4 i ah baWba 8 6 A 7 Ha g W aZWb	H
6 e fgbc e TW	F a be TaTZaZ7 e Vgbe 6 Y ZT BYYVe TaW a eT 6bhaf	5 TV EbV aV (#; hWfba LTeW A Lbe AL ###	H F
Tega F T	F a be TaTZaZ7 e Vgbe TaW6 Y9 aTaVT BYYVe	5 TV EbV aV (#; hWfba LTeW A Lbe AL ###	H F

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Thhe aV 7 9a	5 TV EbV aV 6 Te Ta TaW6 Y8k Vhgi BYYVe	5 TV EbV aV (#; hWba L TeW A Lbe AL ###	H F
EbU egF Tc gb	5 TV EbV aV Ce f Wag	5 TV EbV aV (#; hWba L TeW A Lbe AL ###	H F
CT T7 T l	a eT 8 Vge V6 b cTal 9be eF a beI V Ce f Wag bY6 bec beTg 5 hf a ff 7 i bc ag	5 TV EbV aV (#; hWba L TeW A Lbe AL ###	H F
J T 8 9beW	a eT 4 gTagV 6 Te Ta TaW6 Y8k Vhgi BYYVe	a eT 4 gTagV CTe 4 i ah C TmT ((8 Tfg(aWFge g &&eW9 A Lbe AL ##((	H F
9TUe mb 9e WT	G 8fg ThWe 6 b cTa f aV Ce f WagTaW6 Y 8k Vhgi BYYVe	8fg ThWe 6 b cTa f) 9 Yg 4 i ah #g 9 A Lbe AL # (&	gTl H F
heel F eU e	8 DG 6 bec beTg ba 9be e 8k Vhgi 6 Te Ta 6 Te Ta Ce f WagTaW6 8 B	5 TV EbV aV (#; hWba L TeW A Lbe AL ###	H F
TeZTe g C ZZl b afba	4 Z gl EbUbgVf aV 6 Y 8k Vhgi BYYVe	4 Z gl EbUbgVf & T TeW4 i GTa Z ag BE , &,	H F
6 el 7 f	5 TV i l ebhc 6 Ce f WagTaW6 Y8k Vhgi BYYVe	5 TV i l ebhc 6 &## A Fge gAJ Fh g) &# J Tf aZgba 7 6 ##&	H F
4 a ; ATff e	FThW 4 eTUTa B 6 b cTal Ce f WagTaW6 Y8k Vhgi BYYVe	C B 5 bk (### 7 T eTa & & aZWb bYFThW 4 eTUT	FThW 4 eTUT
beWba A kba	Ebl T 5 Ta bY6 TaTWT 9be e Ce f Wag 6 8 B TaW 5 bTeW U e	5 TV EbV aV (#; hWba L TeW A Lbe AL ###	6 TaTWT
4 WUTl b BZha f	bUT aYTfgehVghe CTega ef 6 Te Ta TaW6 Y 8k Vhgi BYYVe	5 TV EbV aV (#; hWba L TeW A Lbe AL ###	H F A Z e T
e fga C V	Mb gf aV 6 Y8k Vhgi BYYVe	Mb gf aV # Fl i Ta J Tl CTef cc Tal A # #(	H F
6 Te f; EbUUaf	6 fVb Fl fg f aV 6 Te Ta TaW6 Y 8k Vhgi BYYVe	6 fVb Fl fg f aV &## J fgGTf Ta 7 e i FTa bf 6 4 ,(&	H F
TeVb 4 agba b F 7 b g	ehc b 9 aTaV eb aUhefT F 4 5 W 6 I 6 Te Ta	ehc b 9 aTaV eb aUhefT 4 i CTf b W Tf CT Tf &) 9 bbe	k Vb

		6 b ba T b Tf W 6 Tch g c V 6 C ### k Vb 7 9	
; Taf 8 I fgU eZ	I e mba 6 b ha VTgbaf aV 6 Te Ta TaW6 Y 8k Vhgi BYYVe	I e mba 6 b ha VTgbaf aV #, (4i ah bYg 4 e VTf A Lbe AL ##&)	F Wa
FhfTa J TZa e	5 TV EbV aV 9be e I V 6 Te Ta	5 TV EbV aV (#; hWfba LTeWf A Lbe AL ###	H F
Te J fba	4i i Tc V 9be e6 Y 8k Vhgi BYYVe.4 4 ebhc gW 9be eCe f WagTaW 6 Y8k Vhgi BYYVe	5 TV EbV aV (#; hWfba LTeWf A Lbe AL ###	A MTTaW